Exhibit 99.1

Ayr Wellness Inc. Announces Commencement of Noteholder Consent Solicitation

MIAMI, FL – October 1, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, today announced that it has called for a meeting (the “Meeting”) of holders (“Noteholders”) of its 12.5% senior secured notes due 2024 ( the “Notes”), and commenced the solicitation of consents and proxies (the “Consent Solicitation”), to consider an amendment to the trust indenture governing the Notes.

The Meeting is scheduled to be held as a virtual-only meeting on October 26, 2021 at 11:00 a.m. (Toronto time), and the record date for determining Noteholders entitled to vote at the Meeting has been set as 5:00 p.m. (Toronto time) on September 28, 2021. If Noteholders representing at least a majority of the principal amount of the outstanding Notes deliver valid consents in favor of the proposed amendment by 4:00 p.m. (Toronto time) on October 18, 2021 (the “Consent Deadline”), the ordinary resolution approving the proposed amendments will have been passed and the Meeting is expected to be cancelled. The Company may extend the Consent Deadline at its discretion.

The proposed amendment is described in the joint notice of meeting and consent solicitation statement and accompanying management information circular (the “Circular”), which will be filed on SEDAR. Noteholders are urged to read and carefully consider the information contained in the Circular. As described in the Circular, Noteholders who respond to the Consent Solicitation and provide consent are eligible to receive a consent fee of US$0.25 for each $1,000 principal amount of Notes, subject to receipt of the necessary consents to approve the proposed amendments.

The Company has also retained Carson Proxy Advisors as Information Agent and Odyssey Trust Company as Tabulation Agent in connection with the Consent Solicitation and Meeting. Questions concerning the Meeting and Consent Solicitation, or requests for assistance in participating in the Meeting or Consent Solicitation, should be directed by telephone to Carson Proxy Advisors at 1-800-530-5189 (collect 416-751-2066) or by email at info@carsonproxy.com or to Odyssey Trust Company by telephone: 1-888-290-1175 or by email at corptrust@odysseytrust.com .

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com